Nine Spoons LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Services	65,443.00
Total Income	**$65,443.00**
GROSS PROFIT	**$65,443.00**
Expenses	
Accounting	150.00
Advertising & Marketing	4,285.10
Advertising/Promotional	6,968.72
Bank Charges & Fees	723.86
Booth Fees	750.00
Charitable Contributions	41.66
Contracted services	48,034.93
Credit Card Commission (Square)	17.68
Insurance	559.00
Interest Paid	689.60
Job Supplies	10,967.59
Legal & Professional Services	6,488.13
Meals & Entertainment	156.00
Other Business Expenses	409.17
QuickBooks Payments Fees	6.43
Rent & Lease	450.00
Shipping, Freight & Delivery	3,395.93
Total Expenses	**$84,093.80**
NET OPERATING INCOME	**$ -18,650.80**
NET INCOME	**$ -18,650.80**

Nine Spoons LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	20,783.28
Total Bank Accounts	**$20,783.28**
Accounts Receivable	
Accounts Receivable (A/R)	9,019.14
Total Accounts Receivable	**$9,019.14**
Other Current Assets	
Inventory Asset	8,172.85
Undeposited Funds	0.00
Total Other Current Assets	**$8,172.85**
Total Current Assets	**$37,975.27**
TOTAL ASSETS	**$37,975.27**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Payable	38,234.32
Total Long-Term Liabilities	**$38,234.32**
Total Liabilities	**$38,234.32**
Equity	
Member Equity-Jennifer	-28,113.39
Member Equity-Joe	41,548.60
Owner's Investment	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	4,956.54
Net Income	-18,650.80
Total Equity	**$ -259.05**
TOTAL LIABILITIES AND EQUITY	**$37,975.27**

Nine Spoons LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-18,650.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-4,062.60
Inventory Asset	-4,772.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,835.45**
Net cash provided by operating activities	**$ -27,486.25**
FINANCING ACTIVITIES	
Loan Payable	38,234.32
Member Equity-Jennifer	-8,025.34
Member Equity-Joe	-1,651.53
Retained Earnings	13,676.87
Net cash provided by financing activities	**$42,234.32**
NET CASH INCREASE FOR PERIOD	**$14,748.07**
Cash at beginning of period	6,035.21
CASH AT END OF PERIOD	**$20,783.28**